Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity and automotive markets.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.
- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.
- Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

****

Attached are the following:

(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

S&P Global Inc.
List of Subsidiaries
September 18, 2025

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation
451 Research, LLC	Delaware, United States
Agra CEAS Consulting Bureau Européen de Recherches S.A	Belgium
Agra Ceas Consulting Limited	United Kingdom
AMM Holding Corp.	Delaware, United States
automotiveMastermind, Inc.	Delaware, United States
BBHCP CTI Holdco, LLC	Delaware, United States
Bentek Energy LLC	Colorado United States
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores	Colombia
Bridge to India Energy Private Limited	India
Cappitech Regulation Ltd	Israel
Carfax Advisory Services LLC	Delaware, United States
Carfax Canada ULC	Canada
Carfax Europe GmbH	Germany
CARFAX HISTORIAL DE VEHICULOS SL	Spain
Carfax Italia S.R.L.	Italy
Carfax Nederland B.V.	Netherlands
Carfax Polska sp. z o.o.	Poland
Carfax Sverige AB	Sweden
Carfax, Inc.	Pennsylvania, United States
ChartIQ Inc.	Delaware, United States
Coalition Development Limited	United Kingdom
Coalition Development Singapore Pte. Ltd.	Singapore
Commodity Flow Limited	United Kingdom
Compliance Technologies International, LLC	Delaware, United States
Coreone Technologies (Belgium) BVBA	Belgium
CoreOne Technologies - DeltaOne Solutions Inc.	California, United States
CoreOne Technologies Holdings LLC	Delaware, United States
Coreone Technologies LLC	Delaware, United States
CoreOne Technologies-Deltaone Solutions Limited	United Kingdom
CorrectNet LLC	Delaware, United States
Crane Information Services (Beijing) Co., Ltd.	China
Crisil Canada Inc.	Canada
CRISIL ESG Ratings & Analytics Limited	India
Crisil Irevna Argentina S.A.	Argentina
CRISIL Irevna Australia Pty Ltd	Australia

| | State or Jurisdiction of |
Subsidiaries	Incorporation
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China
CRISIL Irevna Information Technology Colombia S.A.S.	Colombia
CRISIL Irevna Poland Sp z o.o.	Poland
CRISIL Irevna UK Limited	United Kingdom
CRISIL Irevna US LLC	Delaware, United States
CRISIL Limited	India
CRISIL Ratings Limited	India
CSM Asia LLC	Delaware, United States
CSM Worldwide Korea Yuhan Hoesa	Korea, Republic of
Data Logic Services Corp.	Texas, United States
DeriveXperts Limited	United Kingdom
DeriveXperts SAS	France
DJI OpCo, LLC	Delaware, United States
Global Mapping Strategies, Inc.	Michigan, United States
Green Power Conferences Limited	United Kingdom
Greenwich Associates Japan K.K.	Japan
Greenwich Associates Singapore Pte. Ltd.	Singapore
Greenwich Associates UK Limited	United Kingdom
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico
Hemscott Americas, Inc.	Delaware, United States
Hemscott Limited	United Kingdom
IHS (Beijing) Trading Company Limited	China
IHS Australia Pty. Limited	Australia
IHS EMEA Holding SRL	Barbados
IHS Global (Malaysia) Sdn. Bhd.	Malaysia
IHS Global (Thailand) Limited	Thailand
IHS Global ApS	Denmark
IHS Global AS	Norway
IHS Global B.V.	Netherlands
IHS Global Colombia S.A.S.	Colombia
IHS Global FZ-LLC	United Arab Emirates
IHS Global GmbH	Germany
IHS Global Holding LLC	Delaware, United States
IHS Global Inc.	Delaware, United States
IHS Global Investments Limited	United Kingdom
IHS Global Investments LLC	Delaware, United States
IHS Global Limited	United Kingdom
IHS Global Limited LLC	Qatar
IHS Global Private Limited	India
IHS Global Pte. Ltd.	Singapore
IHS Global SAS	France
IHS Global sp. z o.o.	Poland

Subsidiaries	State or Jurisdiction of Incorporation
IHS Global Taiwan Ltd.	Taiwan (Province of China)
IHS Group Holdings Limited	United Kingdom
IHS Herold Inc.	Connecticut, United States
IHS Holding Inc.	Delaware, United States
IHS Hong Kong Limited	Hong Kong
IHS Inc.	Delaware, United States
IHS Informacoes E Insight LTDA	Brazil
IHS Information & Insight (Proprietary) Limited	South Africa
IHS International Holdings Limited	United Kingdom
IHS Markit Agribusiness US LLC	Delaware, United States
IHS Markit Asia Pte. Ltd.	Singapore
IHS Markit Canada ULC	Canada
IHS Markit Equity Investments Limited	United Kingdom
IHS Markit Global Holding Inc.	Delaware, United States
IHS Markit Global Investments Limited	United Kingdom
IHS Markit Global Limited	United Kingdom
IHS Markit Global LLC	Delaware, United States
IHS Markit Global Sàrl	Switzerland
IHS Markit Global SRL	Barbados
IHS Markit Group (Australia) Pty Limited	Australia
IHS Markit Group (Hong Kong) Limited	Hong Kong
IHS Markit Group Equity Limited	United Kingdom
IHS Markit Group Holdings	United Kingdom
IHS Markit Healthcare Trustee Limited	United Kingdom
IHS Markit Holdings 2 Limited	United Kingdom
IHS Markit Holdings Limited	United Kingdom
IHS Markit Investments Limited	United Kingdom
IHS Markit Japan GK	Japan
IHS Markit Kazakhstan Limited Liability Partnership	Kazakhstan
IHS Markit Korea Ltd.	Korea, Republic of
IHS Markit KY3P LLC	Delaware, United States
IHS Markit KYC Services Limited	United Kingdom
IHS Markit Lending 1	United Kingdom
IHS Markit Lending 2 Limited	United Kingdom
IHS Markit Ltd.	Bermuda
IHS Markit North America Holdings Inc.	Delaware, United States
IHS Markit UK Investments Limited	United Kingdom
IHS Markit UK Services Limited	United Kingdom
IHS Markit US Holdings Ltd.	Bermuda
IHSM EMEA Investment Ltd.	United Kingdom
IHSM Funding Singapore Ltd	United Kingdom
IHSM Global Holdings Ltd.	United Kingdom
IHSM Holdings Germany Ltd	United Kingdom

Subsidiaries	**State or Jurisdiction of Incorporation**
IHSM Holdings UK Ltd	United Kingdom
IHSM Investment UK Ltd	United Kingdom
iLevel Solutions LLC	Delaware, United States
Information Handling Services (Malaysia) Sdn Bhd	Malaysia
Information Handling Services Mexico, SA de CV	Mexico
Information Mosaic Limited	Ireland
Ipreo (Proprietary) Limited	South Africa
Ipreo Data Inc.	Delaware, United States
Ipreo Holdings LLC	Delaware, United States
Ipreo Hong Kong Limited	Hong Kong
Ipreo InSite, Inc.	Delaware, United States
Ipreo Limited	United Kingdom
Ipreo LLC	Delaware, United States
Ipreo UK Holdings Ltd	United Kingdom
Ipreo US LLC	Delaware, United States
Iredell Holdco 1 LLC	Delaware, United States
JOC Group Inc.	Delaware, United States
Kensho Technologies, LLC	Delaware, United States
Macroeconomic Advisers, LLC	Missouri, United States
Macroeconomic Consultants, Inc.	Missouri, United States
Market Scan Information Systems, Inc.	California, United States
Markit CTI Holdings LLC	Delaware, United States
Markit India Services Private Limited	India
Markit N.V.	Netherlands
Markit North America, Inc.	Delaware, United States
Markit Securities Finance Analytics Inc.	Delaware, United States
Markit Securities Finance Analytics Limited	United Kingdom
Markit Valuation Services Limited	United Kingdom
Markit WSO Corporation	Texas, United States
MarkitOne Holdings LLC	Delaware, United States
Panjiva, Inc.	Delaware, United States
Peter Lee Associates Pty. Limited	Australia
Petroleum Industry Research Associates Inc.	New York, United States
Platts (U.K.) Limited	United Kingdom
Platts Benchmarks B.V.	Netherlands
Platts Information Consulting (Shanghai) Co., Ltd.	China
PointLogic LLC	Maryland, United States
Polk Carfax, Inc.	Michigan, United States
Premier Data Services, Inc.	Delaware, United States
Private Market Connect LLC	Delaware, United States
ProntoNLP Ltd	Israel
ProntoNLP, Inc.	Delaware, United States
PT IHS Markit Indonesia	Indonesia

Subsidiaries	State or Jurisdiction of Incorporation
Purvin & Gertz LLC	Texas, United States
R. L. Polk & Co.	Delaware, United States
R. L. Polk Holding LLC	Delaware, United States
R. L. Polk Mobility LLC	Delaware, United States
R. L. Polk Private Limited	India
R. L. Polk Trading (Shanghai) Co., Ltd.	China
R.L. Polk Australia Pty Ltd	Australia
R.L. Polk S. de R.L. de C.V.	Mexico
R.L. Polk Limited	United Kingdom
R.L. Polk U.K. Limited	United Kingdom
Rushmore Associates Limited	United Kingdom
S & P India LLC	Delaware, United States
S&P Argentina LLC	Delaware, United States
S&P Capital IQ (India) Private Limited	India
S&P DJI Beijing Holdings LLC	Delaware, United States
S&P DJI Netherlands B.V.	Netherlands
S&P Dow Jones Indices GmbH	Germany
S&P Dow Jones Indices Limited	United Kingdom
S&P Dow Jones Indices LLC	Delaware, United States
S&P Global Alpha GmbH	Germany
S&P Global Asia Pacific LLC	Delaware, United States
S&P Global Asian Holdings Pte. Ltd.	Singapore
S&P Global Australia Pty Ltd	Australia
S&P Global Austria GmbH	Austria
S&P Global Belgium SRL	Belgium
S&P Global Beta Limited	United Kingdom
S&P Global Canada Corp.	Canada
S&P Global Capital Limited	United Kingdom
S&P Global Chi Limited	United Kingdom
S&P Global Commodities UK Limited	United Kingdom
S&P Global Commodity Insights Nigeria Limited	Nigeria
S&P Global Company Limited	Saudi Arabia
S&P Global Delta Limited	United Kingdom
S&P Global Enterprises Limited	United Kingdom
S&P Global Epsilon Limited	United Kingdom
S&P Global Equities Malta Limited	Malta
S&P Global Equities SRL	Barbados
S&P Global Eta LLC	Delaware, United States
S&P Global Europe SRL	Barbados
S&P Global European Holdings LLC	Delaware, United States
S&P Global European Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Evaluations Limited	United Kingdom
S&P Global Everest Limited	United Kingdom

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global Finance Holding Limited Partnership	United Kingdom
S&P Global Finance Inc.	Delaware, United States
S&P Global Finance Luxembourg S.à r.l.	Luxembourg
S&P Global Finance Malta Limited	Malta
S&P Global Financial Limited	United Kingdom
S&P Global France SAS	France
S&P Global Funding LLC	Delaware, United States
S&P Global Funding Malta Limited	Malta
S&P Global Gamma Limited	United Kingdom
S&P Global Germany GmbH	Germany
S&P Global Holdings Europe Limited	United Kingdom
S&P Global Holdings LLC	Delaware, United States
S&P Global Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Holdings UK Limited	United Kingdom
S&P Global Index Information Services (Beijing) Co., Ltd	China
S&P Global Indices Netherlands B.V.	Netherlands
S&P Global Indices UK Limited	United Kingdom
S&P Global Informacoes do Brasil Ltda.	Brazil
S&P Global International Holdings Limited	United Kingdom
S&P Global International LLC	Delaware, United States
S&P Global Investments Holdings Inc.	Delaware, United States
S&P Global Investments Malta Limited	Malta
S&P Global Investments SRL	Barbados
S&P Global Iota LLC	Delaware, United States
S&P Global Italy S.r.l	Italy
S&P Global Kappa LLC	Delaware, United States
S&P Global Korea Inc.	Korea, Republic of
S&P Global Lambda Limited	United Kingdom
S&P Global Limited	United Kingdom
S&P Global Limited Partnership	United Kingdom
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates
S&P Global Market Intelligence Argentina SRL	Argentina
S&P Global Market Intelligence Inc.	Delaware, United States
S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd.	China
S&P Global Market Intelligence LLC	Delaware, United States
S&P Global MI Information Services (Beijing) Co., Ltd.	China
S&P Global Netherlands B.V.	Netherlands
S&P Global Omega Limited	United Kingdom
S&P Global Omicron Limited	United Kingdom
S&P Global Pakistan (Private) Limited	Pakistan
S&P Global Phi Limited	United Kingdom
S&P Global Philippines Inc.	Philippines

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global Pi Limited	United Kingdom
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina
S&P Global Ratings Australia Pty Ltd	Australia
S&P Global Ratings Europe Limited	Ireland
S&P Global Ratings Hong Kong Limited	Hong Kong
S&P Global Ratings Japan Inc.	Japan
S&P Global Ratings Maalot Ltd.	Israel
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China
S&P Global Ratings Singapore Pte. Ltd.	Singapore
S&P Global Ratings UK Limited	United Kingdom
S&P Global Ratings, S.A. de C.V.	Mexico
S&P Global Regional Headquarters Company	Saudi Arabia
S&P Global Rho	United Kingdom
S&P Global Romania S.R.L.	Romania
S&P Global SF Japan Inc.	Japan
S&P Global Shades of Green AS	Norway
S&P Global Sigma Limited	United Kingdom
S&P Global Sweden AB	Sweden
S&P Global Switzerland SA	Switzerland
S&P Global Tau Limited	United Kingdom
S&P Global Technology Resources (India) LLP	India
S&P Global UK Holdings LLC	Delaware, United States
S&P Global UK Limited	United Kingdom
S&P Global Upsilon Limited	United Kingdom
S&P Global Valuations Limited	United Kingdom
S&P Global Ventures Inc.	Delaware, United States
S&P Global Zeta Limited	United Kingdom
S&P OpCo, LLC	Delaware, United States
S&P Ratings (China) Co., Ltd.	China
S&P Trucost Limited	United Kingdom
SNL Financial Australia Pty Ltd	Australia
SNL Financial ULC	Canada
SP Global Financial Iberia, S.L., Unipersonal	Spain
SP Global Turkey Pazar Geliştirme Dijital Ürün ve Teknoloji Limited Şirketi	Turkey
SPDJ Singapore Pte. Ltd.	Singapore
SPDJI Holdings, LLC	Delaware, United States
Standard & Poor's Financial Services LLC	Delaware, United States
Standard & Poor's International Services LLC	Delaware, United States
Standard & Poor's International, LLC	Delaware, United States
Standard & Poor's Ratings do Brasil Ltda	Brazil
Standard & Poor's South Asia Services Private Limited	India
Standard & Poor's, LLC	Delaware, United States
Taiwan Ratings Corporation	Taiwan (Province of China)

Subsidiaries	State or Jurisdiction of Incorporation
TeraHelix Ltd	United Kingdom
The Climate Service, Inc.	Delaware, United States
The Transaction Auditing Group, Inc.	Nevada, United States
Thinkfolio (Pty) Ltd	South Africa
Thinkfolio Ltd	United Kingdom
Tradenet Commercial Networking Limited	United Kingdom
TRIS Corporation Limited	Thailand
TRIS Rating Co., Ltd[1]	Thailand
TruSight Solutions LLC	Delaware, United States
Visallo, LLC	Delaware, United States
Visible Alpha Limited	United Kingdom
Visible Alpha Solutions India Private Limited	India
Visible Alpha, LLC	Delaware, United States

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure

President

- **Global Head of Ratings Services**
  - **Global Head, Credit Ratings**
    - Regional Practice Leads – Americas [5]
    - Regional Practice Leads – EMEA [5]
    - Regional Practice Lead – Asia Pacific [5]
    - Head of Sovereign & International Public Finance
  - Global Chief Economist
  - Global Head of Analytical Research & Development
  - Global Head, Global Analytics & Methodologies
  - Global Head of Analytical Business Operations & Controls
  - Global Head of Analytical Experience
  - Chief of Staff

- **Chief Commercial Officer [6]**
  - Regional Sales Heads (EMEA & APAC)
  - Global Head of Marketing
  - Global Head of Market Outreach
  - Head of Americas Sales & Chief Product Officer
  - Global Head of Commercial Excellence

- **Global Chief Risk & Compliance Officer**
  - DCO – Americas & EMEA
  - CCO – APAC & India
  - Global Head of Risk & Internal Control, Regulatory Coordination
  - Global Head of Control, Monitoring & Examinations
  - Chief Matrix Officer
  - Global Head of Analytic Quality & Validation

- **Ratings Chief Technology Officer [7]**

- **Chief Financial Officer [2]**
  - Head of People, Ratings [1]
  - Head of Ratings Communications [1]
  - General Counsel [1]
  - MD, CEO CRISIL [3]

- **SVP & Chief Auditor S&P Global [4]**

1   Support function reporting jointly to S&P Global Ratings President and S&P Global functional head
2   The Chief Financial Officer reports to the S&P Global CFO with a dotted line into the S&P Global Ratings President
3   For administrative purposes only. CRISIL is not a part of the NRSRO
4   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global
5   Includes Corporates, Structured Finance, Financial Services, and Governments
6   The Chief Commercial Officer reports to the S&P Global Ratings President with a dotted line into the S&P Global Chief Client Officer
7   The Chief Technology Officer reports jointly to the S&P Global Ratings President and S&P Dow Jones Indices CEO



S&P Global Ratings Departments

S&P Global
Ratings

- **Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls [5]**
  - Corporates
  - Financial Services
  - Governments [4]
  - Structured Finance
  - Global Analytics & Methodologies
  - Economics
  - Analytical Research & Development
  - Analytical Business Operations & Controls
  - Analytical Experience
- **Commercial [6]**
  - EMEA & APAC Sales
  - Marketing
  - Market Outreach
  - Americas Sales & Product
  - Commercial Excellence
- **Compliance & Risk**
- **Ratings Technology [7]**
- **People [1]**
- **Finance & Strategy [2]**
- **Legal & Regulatory Affairs [1]**
- **Communications [1]**

Internal Audit [3]

1   Support function reporting jointly to S&P Global Ratings President and S&P Global functional head
2   The Chief Financial Officer reports to the S&P Global CFO with a dotted line into the S&P Global Ratings President
3   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global
4   Includes Sovereigns, International Public Finance and U.S. Public Finance
5   The practice areas are organized along regional/geographic lines, comprising EMEA, APAC and the Americas
6   The Chief Commercial Officer reports to the S&P Global Ratings President with a dotted line into the S&P Global Chief Client Officer
7   The Chief Technology Officer reports jointly to the S&P Global Ratings President and S&P Dow Jones Indices CEO



S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc.

- S&P Global Australia Pty Ltd [3]
  - S&P Global Ratings Australia Pty Ltd
- S&P Global European Holdings LLC
  - S&P Global Capital Limited
    - S&P Global Beta Limited [8]
      - S&P Global Holdings Luxembourg S.a r.l [3]
        - S&P Global European Holdings Luxembourg S.a r.l [3]
          - S&P Global Ratings UK Limited
          - S&P Global Ratings Europe Limited [5]
- S&P Global International Holdings LLC [3]
- S&P Global International LLC [3]
  - S&P Global Canada Corp.
  - Standard & Poor's Ratings do Brasil Ltda [7]
- S&P Global Ratings Maalot Ltd
- S&P India LLC [3]
  - Standard & Poor's South Asia Services Private Limited — 0.01%, 99.99%
- Standard & Poor's Financial Services LLC
  - BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores [2] — 93.97%
- Standard & Poor's International, LLC [3]
  - S&P Global Ratings, S.A. de C.V.
    - Grupo Standard & Poor's S de RL de C.V. [6] — 99%
  - S&P Global Ratings Hong Kong Limited
  - Taiwan Ratings Corporation [4] — 50.99999%
  - S&P Global Ratings Singapore Pte. Ltd.
  - S&P Global Ratings Japan Inc.
    - S&P Global SF Japan Inc.
  - S&P Global Ratings Management Service (Shanghai) Co., Ltd
  - S&P Argentina LLC [3]
    - S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo — 0.03%, 99.97%
- S&P Global Korea Inc.
- Standard & Poor's, LLC
- Standard & Poor's International Services LLC

- S&P Ratings (China) Co., Ltd.
- S&P Global Asian Holdings Pte. Limited [3, 9] — 15.78%
  - CRISIL Limited [1] — 8.21%
- TRIS Corporation Limited [3] — 5%
  - TRIS Rating Co., Ltd. — 51%, 49%

1 Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.63828%.

2 The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (2%), Standard & Poor's International Services LLC (2%), Standard & Poor's International, LLC (1.02%), and S&P Global International LLC (1.02%).

3 Holding company

4 Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

5 S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

6 Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

7 Held 99.99997% by S&P Global International LLC and 0.00003% by S&P Global Inc.

8 S&P Global Beta Limited is now owned by S&P Global Capital Limited (61.58367%), IHS Markit Group Equity Limited (30.85064%), and IHS Markit Global Investments Limited 7.56569%)

9 S&P Global Asian Holdings Pte. Ltd. is now owned by S&P Global Beta Limited (72.45488%) and S&P Global Holdings Luxembourg S.à r.l. (27.54512%)

